AMERITRANS CAPITAL CORPORATION LETTERHEAD

April 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Fidelity Bond of Ameritrans Capital Corporation

To Whom It May Concern:

On behalf of Ameritrans Capital Corporation and its subsidiary Elk Associates Funding Corporation (the “Company”), enclosed for filing with the Securities and Exchange Commission pursuant to Rule 17g-1 under the Investment Company Act of 1940 are the following:

(i)

a copy of the Company’s fidelity bond binder, we will submit to you the executed fidelity bond when we receive it in approximately 30 days; and

(ii)

a copy of the resolutions of all of the members of the Company’s Board of Directors, including a majority who are not “interested persons” of the Company approving the form and amount of the fidelity bond and binder.

Premiums have been paid for the period from April 8, 2011 through April 8, 2012.

Sincerely,

/s/ Michael Feinsod

Michael Feinsod

Enclosures

UNANIMOUS WRITTEN CONSENT

OF

THE BOARD OF DIRECTORS

OF

AMERITRANS CAPITAL CORPORATION

AND

ELK ASSOCIATES FUNDING CORPORATION

The undersigned, being all of the directors of Ameritrans Capital Corporation, in accordance with Section 141(f) of the Delaware General Corporation Law (“Ameritrans”) and Elk Associates Funding Corp. in accordance with Section 708(b) of the New York Business Corporation law (“Elk” and, together with Ameritrans, the “Company”), including a majority of the directors who are not “interested persons” of the Company, as defined in Section 2(a)(19) of, and as required by Rule 17g-1 under, the Investment Company Act of 1940, as amended (the “Act”), do hereby adopt the following resolutions with the same force and effect as if passed by unanimous vote at a duly convened meeting of the board of directors of the Company (the “Board”):

NOW THEREFORE BE IT:

RESOLVED, that having considered the expected value of the assets of the Company to which officers or employees of the Company may have access, the nature of the business activities of the Company, the type and terms of the arrangements made for the custody of the Company’s assets, the nature of securities and other investments to be held by the Company, and other requirements of Section 17(g) of the Act, and Rule 17g-1 thereunder, the amount and form of the fidelity bond, and the premium to be paid by the Company for the fidelity bond covering the officers of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, by officers and employees of the Company and certain other persons, with National Union Fire Insurance Company Pittsburgh, PA Financial Institution Bond Binder Number 134437, (the “Fidelity Bond” ) is hereby authorized, approved and ratified; and be it further

RESOLVED,  that the Board hereby authorizes, approves and ratifies the renewal of the Fidelity Bond, which provides for $750,000 in coverage per claim and an aggregate of $1,500,000 in coverage and requires an annual premium of $6,071, with a deductible of $5,000; and be it further

RESOLVED, that Michael Feinsod, our Chief Executive Officer, be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the fidelity bond as required by paragraph (g) of Rule 17g-1 and is hereby directed to:

1.  File with the Securities and Exchange Commission (“SEC”) within 10 days after execution of the fidelity bond or amendment thereof:  (a) a copy of the bond or binder, (b) a copy of each resolution of the Board of Directors, including a majority of the Directors who are not “interested persons,” approving the amount, type, form and coverage of such bond and the amount of the premium to be paid by the Company, and (c) a statement as to the period for which the premiums for such bond have been paid;

2.  File with the SEC, in writing, within five days after the making of any claim under the bond by the Company, a statement of the nature and amount of the claim;

3.  File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Company; and

4.  Notify by registered mail, each member of the Board of Directors at his or her last known residence of:  (a) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of such cancellation, termination or modification; (b) the filing and the settlement of any claims under the bond by the Company at any time the filings required under (2) and (3) above are made with the SEC; and (c) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company; and be it further

RESOLVED, that Stursberg and Associates, LLC is hereby authorized to continue to act as the escrow agent for the Company pursuant to the escrow agreement executed on April 15, 2008, attached hereto; and be it further

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized and empowered, in the name and on behalf of the Company, to execute all such documents or instruments, in order to carry out the foregoing resolutions and to effectuate the purposes and intent thereof, and that all actions taken by the officers of the Company to date in connection with the foregoing resolutions are hereby in all respects confirmed, ratified and approved.

IN WITNESS WHEREOF, the undersigned have executed this Written Consent as of the 14 day of April, 2011.

Peter Boockvar

Steven Etra

Michael Feinsod

Gary C. Granoff

Murray Indick

John Laird

Elliott Singer

Howard Sommer

Ivan Wolpert

ACORD INSURANCE BINDER	DATE 03/29/11
THIS BINDER IS A TEMPORARY INSURANCE CONTRACT, SUBJECT TO THE CONDITIONS SHOWN ON THE REVERSE SIDE OF THIS FORM.
PRODUCER	PHONE 516-327-2700	COMPANY	BINDER #
FAX 516-327-2800	National Union Fire Ins Co Pittsbur	BINDER 134437
BWD Group LLC	EFFECTIVE	EXPIRATION
BWD Plaza, P.O. Box 9050	DATE	TIME	DATE	TIME
113 South Service Road	04/08/11	12:01	x	AM	04/08/12	x	12:01 AM
Jericho, NY 11753	PM	NOON
CODE:	SUB CODE:	THIS BINDER IS ISSUED TO EXTEND COVEREAGE IN THE ABOVE NAMED COMPANY PER EXPIRING POLICY #:
AGENCY CUSTOMER ID:	2896
INSURED	Ameritrans Capital Corp.	DECRIPTION OF OPERATIONS/VEHICLES/PROPERTY (Including Location)
830 Third Avenue, 8th Floor
New York, NY 10022

COVERAGES	LIMITS
TYPE OF INSURANCE	COVERAGE/FORMS	DEDUCTIBLE	COINS %	AMOUNT
PROPERTY
CAUSES OF LOSS
BASIC	SPEC

GENERAL LIABILITY	RETRO DATE FOR CLAIMS MADE:	EACH OCCURRENCE	$
COMMERCIAL GENERAL LIABILITY	DAMAGE TO RENTAL PREMISES	$
CLAIMS MADE	OCCUR	MED EXP (Any one person)	$
PERSONAL & ADV INJURY	$
GENERAL AGGREGATE	$
PRODUCTS – COMP/OP AGG	$
AUTOMOBILE LIABILITY	COMBINED SINGLE LIMIT	$
ANY AUTO	BODILY INJURY (Per person)	$
ALL OWNED AUTOS	BODILY INJURY (Per accident)	$
SCHEDULED AUTOS	PROPERTY DAMAGE	$
HIRED AUTOS	MEDICAL PAYMENTS	$
NON-OWNED AUTOS	PERSONAL INJURY PROT	$
UNINSURED MOTORIST	$
$
AUTO PHYSICAL DAMAGE	ALL VEHICLES	SCHEDULED VEHICLES	ACTUAL CASH VALUE	$
DEDUCTIBLE
COLLISION	STATED AMOUNT
OTHER THAN COL	OTHER
DAMAGE LIABILITY	EACH OCCURRENCE	$
ANY AUTO	OTHER THAN AUTO ONLY
EACH ACCIDENT	$
AGGREGATE	$
EXCESS LIABILITY	RETRO DATE FOR CLAIMS MADE:	EACH OCCURRENCE	$
UMBRELLA FORM	AGGREGATE	$
OTHER THAN UMBREALL FORM	SELF-INSURED RETENTION	$
WC STATUTORY LIMITS
WORKER’S COMPENSATION	EL EACH ACCIDENT	$
AND EMPLOYER’S LIABILITY	EL DISEASE – EA EMPLOYEE	$
EL DISEASE – POLICY LIMIT	$
SPECIAL CONDITIONS/ OTHER COVERAGES	Financial Institution Bond	FEES	$
TAXES	$
(See attached Spec Conditions/Other Covs pages.)	ESTIMATES TOTAL PREMIUM	$
NAME & ADDRESS
MORTGAGEE	ADDITIONAL INSURED
LOSS PAYEE
LOAN #
AUTHORIZED REPRESENTATIVE

ACORD 75 (2001/01) 1 of 3 #23728 NOTE: IMPORTANT STATE INFORMATION ON REVERSE SIDE STSCH © ACORD CORPORATION 1993

CONDITIONS

This Company binds the kind(s) of insurance stipulated on the reverse side. The insurance is subject to the terms, conditions and limitations of the policy(ies) in current use by the Company.

This binder may be cancelled by the Insured by surrender of this binder or by written notice to the Company stating when cancellation will be effective. This binder may be cancelled by the Company by notice to the Insured in accordance with the policy conditions. This binder is cancelled when replaced by a policy. If this binder is not replaced by a policy, the Company is entitled to charge a premium for the binder according to the Rules and Rates in use by the Company.

Applicable In California

When this form is used to provide insurance in the amount of one million dollars ($1,000,000) or more, the title of the form is changed from “Insurance Binder” to “Cover Note”.

Applicable In Delaware

The mortgagee or Obligee of any mortgage or other instrument given for the purpose of creating a lien on real property shall accept as evidence of insurance a written binder issued by an authorized insurer or its agent if the binder includes or is accompanied by: the name and address of the borrower; the name and address of the lender as loss payee; a description of the insured real property; a provision that the binder may not be canceled within the term of the binder unless the lender and the insured borrower receive written notice of the cancellation at least ten (10) days prior to the cancellation; except in the case of a renewal of a policy subsequent to the closing of the loan, a paid receipt of the full amount of the applicable premium, and the amount of insurance coverage.

Chapter 21 Title 25 Paragraph 2119

Applicable in Florida

Except for Auto Insurance coverage, no notice of cancellation or nonrenewal of a binder is required unless the duration of the binder exceeds 60 days. For auto insurance, the insurer must give 5 days prior notice, unless the binder is replaced by a policy or another binder in the same company.

Applicable in Nevada

Any person who refuses to accept a binder which provides coverage of less than $1,000,000.00 when proof is required: (A) Shall be fined not more than $500.00, and (B) is liable to the party presenting the binder as proof of insurance for actual damages sustained therefrom.

ACORD 75 (2001101) 2 of 3          #23728

SPECIAL CONDITIONS/OTHER COVERAGES (Cont. from page 1)
Financial Institution Bond

Insuring Clause / Limit of Liability / Deductible:

Fidelity:	$750,000 / N/A
On Premises :	$750,000 / $5,000
In Transit:	$750,000 / $5,000
Forgery or Alteration:	$750,000 / $5,000
Securities:	$750,000 / $5,000
Computer Systems:	$750,000 / $5,000
Unauthorized Signatures:	$750,000 / $5,000
Aggregate Bond Limit:	$1,500,000

Annual Premium:	$6,071

Policy: Fidelity Bond Form 15 inclusive of the following Endorsements :

1.	NY Cancellation/Nonrenewal
2.	Forms Index Endorsement
3.	Coverage Territory Endorsement (OFAC)
4.	Notice of Claim (Reporting by E-Mail)
5.	Insuring Agreement [A) Fidelity Amended Rider ("And" to "Or" Except for Loans and/or Trading)
6.	ERISA Rider
7.	Computer Crime Coverage Rider [Pending Chartis Legal Approval]

Subjectivities:
None

AMS 75.4 (2001101) 3 of 3 #23728